SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BRANDYWINE OPERATING PARTNERSHIP, L.P.

(Name of Subject Company (Issuer))

BRANDYWINE REALTY TRUST BRANDYWINE OPERATING PARTNERSHIP, L.P.

(Names of Filing Persons (Guarantor and Issuer))

3.875% EXCHANGEABLE GUARANTEED NOTES DUE 2026

(Title of Class of Securities)

105340 AG8

(CUSIP Number of Class of Securities)

Gerard H. Sweeney President and Chief Executive Officer 555 East Lancaster Avenue, Suite 100 Radnor, Pennsylvania 19087 (610) 325-5600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael H. Friedman, Esquire Pepper Hamilton LLP 3000 Two Logan Square Philadelphia, Pennsylvania 19103-2799 (215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$60,749,561.56	$7,053.02

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.875% Exchangeable Guaranteed Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. As of September 7, 2011, there was $59,835,000.00 aggregate principal amount of Notes outstanding, on which interest in the amount of $914,561.56 was accrued and unpaid resulting in an aggregate maximum purchase price of $60,749,561.56.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,053.02	Filing Party: Brandywine Realty Trust Brandywine Operating Partnership, L.P.
Form or Registration No.: SC TO-I 005-86390	Date Filed: September 7, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

On September 7, 2011, Brandywine Operating Partnership, L.P. (the “Operating Partnership”) and Brandywine Realty Trust (“Brandywine”) filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (which, together with all amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the right of each holder (the “Holder”) of the 3.875% Exchangeable Guaranteed Notes Due 2026 (CUSIP No. 105340 AG8) (the “Notes”) issued by the Operating Partnership and guaranteed by Brandywine to require the Operating Partnership to repurchase Notes owned by such Holder, in whole or in part, in principal amounts of $1,000 or any integral multiple thereof, plus accrued and unpaid interest, if any, on October 20, 2011, in accordance with the terms, procedures and conditions set forth in the Issuer Repurchase Notice, dated September 7, 2011 (the “Issuer Repurchase Notice”). This Schedule TO was amended on September 14, 2011.

This Amendment No. 2 to Schedule TO is being filed, as the final amendment to the Schedule TO, in order to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Pursuant to the terms of the Notes and the Indenture governing the Notes, the Operating Partnership was obligated, at the option of each Holder, to repurchase all Notes validly surrendered for repurchase and not withdrawn prior to 5:00 p.m., New York City time, on October 18, 2011. The Operating Partnership and Brandywine were advised by the Bank of New York Mellon (the “Paying Agent”) that Notes in an aggregate principal amount at maturity of $59,485,000 were validly surrendered and not withdrawn prior to such time. The Operating Partnership has accepted for repurchase all such Notes. The repurchase price of the Notes surrendered pursuant to the Issuer Repurchase Notice was equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest on October 20, 2011. Accordingly, the aggregate repurchase price for all Notes validly tendered for repurchase pursuant to the Issuer Repurchase Notice was $60,665,420 (which includes $1,180,420 in accrued and unpaid interest). The Operating Partnership has delivered the aggregate purchase price for the accepted Notes to the Paying Agent for distribution to the Holders. Following the Operating Partnership’s repurchase of the Notes pursuant to the Issuer Repurchase Notice, $350,000 in aggregate principal amount of the Notes remains outstanding.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRANDYWINE REALTY TRUST

By:	/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

BRANDYWINE OPERATING PARTNERSHIP, L.P.
BY:	BRANDYWINE REALTY TRUST, ITS SOLE GENERAL PARTNER

By:	/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

Date: October 20, 2011